Contact

www.linkedin.com/in/roblescf
(LinkedIn)

Top Skills

Public Speaking

Teaching

Research

Languages

Spanish

French

Certifications

Fluidez de Duolingo en francés:
Intermedio (Estimado)

Publications

Transnational Identities of
Undocumented Mexican Bilingual
Youth

DREAMs for Our Fathers and
Mothers, Too

Carlos Robles-Shanahan

Founder and Director at Duo Development
Greater Chicago Area

Experience

Duo
Director
July 2019 - Present (4 years)
Chicago, Illinois, United States

Deloitte Consulting
5 years 10 months

Strategy Consultant
May 2018 - March 2022 (3 years 11 months)
Chicago

Global Transfer Pricing Consultant
June 2016 - May 2018 (2 years)
Chicago

National Center for Institutional Diversity
Research and Policy Analyst
September 2014 - May 2016 (1 year 9 months)
University of Michigan

Analyze data and conduct background research to design programs and policies that reduce educational inequities at national higher education institutions.

William Davidson Institute at the University of Michigan
Research Fellow
May 2015 - August 2015 (4 months)
Buenos Aires and Mexico City

•Collected and analyzed data of over 80 Mexican and Argentine companies to inform practices of borrowing United States law to overcome weak governance barriers in emerging markets in order to increase foreign investment
•Researched debt restructuring laws in Latin America, including the borrowing of United States laws by local multinational companies in double jurisdiction cases

•Conducted interviews to identify successful trends and practices in restructuring cases; findings will inform methods to overcome weak governance barriers

Carl Schurz High School
Spanish Teacher
December 2013 - June 2014 (7 months)
Chicago, Illinois

Utilized UbD/Backwards Design to create units and lesson plans that differentiated instruction to fit students' individual learning styles, capabilities, and diverse cultural backgrounds.

Education

University of Michigan
Master of Public Policy · (2014 - 2016)

Loyola University of Chicago
Bachelor of Science, Secondary Education · (2010 - 2012)

Harper College
Associate of Arts (A.A.) · (2008 - 2010)